May 23, 2019

Via EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 19, 2019

File No. 001-32395

Dear Mr. Skinner:

Our responses to the comments raised in your letter dated May 9, 2019, are set forth below. The Staff’s comment is shown in bold followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Financial Statements and Supplementary Data

Oil and Gas Operations (Unaudited)

Reserves Governance, page 153

1.

Expand the disclosure of the internal controls used in the preparation of the Company’s reserves estimates to include the qualifications of the technical person within DeGolyer and MacNaughton primarily responsible for overseeing the report included as Exhibit 99 to the Form 10-K for the fiscal year ended December 31, 2018. Refer to Item 1202(a)(7) of Regulation S-K.

Response:

Item 1202(a)(7) of Regulation S-K requires disclosure of the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates and, if the registrant represents that a third party conducted a reserves audit, disclosure of the qualifications of the technical person primarily responsible for overseeing such reserves audit is additionally required.

The technical person primarily responsible for overseeing the preparation of our reserves estimates is the Company’s Manager of Reserves Compliance and Reporting. The qualifications of this individual are disclosed under the “Reserves Governance” section of our 2018 Form 10-K on page 154. Additionally, as also disclosed within this section on page 154, as well as in DeGolyer and MacNaughton’s (D&M) report included as Exhibit 99 to our 2018 Form 10-K, D&M performed a review of our processes and controls for preparing internal estimates of proved reserves. D&M did

U.S. Securities and Exchange Commission

May 23, 2019

not conduct an audit of our reserves. As such, we believe our disclosures comply with Item 1202(a)(7) of Regulation S-K.

Proved Reserves

Natural Gas, page 159

2.

The disclosure on page 160 indicates the natural gas production figures used in the reconciliation of the changes in total proved reserves includes gas consumed in production operations. If the amount of natural gas production consumed in operations is material, expand your discussion to separately disclose the quantities of such production so that the inconsistency with the gas production figures provided elsewhere in your filing is reconciled.

Response:

Natural gas production consumed in operations represents less than 5 percent of the company’s total production for each of 2018, 2017 and 2016. As the amount of natural gas production consumed in our operations is immaterial, we do not believe expanded disclosure is necessary. However, to the extent quantities of natural gas production consumed in operations become material, we will expand our disclosure in future filings.

3.

If the proved reserves disclosed in your filing include material amounts of natural gas consumed in operations, expand your disclosure to clarify the net amounts of such reserves. Refer to ASC 932-235-50-10.

Response:

We believe we have complied with the requirements of FASB ASC 932-235-50-10 which requires disclosure of important economic factors or significant uncertainties affecting particular components of an entity’s proved reserves (e.g. unusually high expected development or lifting costs, the necessity to build a major pipeline or other major facilities before production of the reserves can begin, and contractual obligations to produce and sell a significant portion of reserves at prices that are substantially below those at which the oil and gas could otherwise be sold in the absence of the contractual obligations).

As of December 31, 2018, reserve volumes of natural gas consumed in operations comprised approximately 10 percent of our total proved reserves. That amount was less than 10 percent as of the end of 2017 and 2016. This gas is not actually sold, so we do not include it in our Standardized Measure of Discounted Future Net Cash Flows. We do not believe quantities of our natural gas consumed in operations represent either an important economic factor or significant uncertainty as described in FASB ASC 932-235-50-10. However, we acknowledge the Staff’s comment and in future filings, beginning with our 2019 Form 10-K, we will provide a footnote to our natural gas reserves table quantifying the amount of natural gas consumed in operations.

Reserve volumes include natural gas consumed in operations of 3,198 billion, 2,844 billion and 2,946 billion cubic feet as of December 31, 2018, 2017 and 2016 respectively. These volumes are not included in the calculation of our Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities.

U.S. Securities and Exchange Commission

May 23, 2019

Proved Undeveloped Reserves, page 164

4.

Your discussion of the changes that occurred due to revisions appears to indicate that the downward revisions due to changes in development timing were partially offset by positive changes due to higher prices. To the extent that two or more unrelated factors are combined to arrive at a change in net quantities, your disclosure should separately identify and quantify each individual factor so that the change in net quantities of reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K. This comment also applies to the comparable discussion, presented elsewhere in your filing, of the changes in net quantities of total proved reserves for each of the annual periods presented. Refer to FASB ASC 932-235-50-5.

Response:

Our disclosure includes a table on page 164 of our 2018 Form 10-K which quantifies the net changes in total proved undeveloped reserves for revisions, improved recovery, purchases, extensions and discoveries and sales as described in FASB ASC 932-235-50-5. Accompanying the table is narrative disclosure explaining changes for each of these items including specific identification of the significant underlying factors and geographic areas contributing to the change.

We believe our disclosures for proved undeveloped reserves are in compliance with Item 1203(b) of Regulation S-K when considering the totality of disclosures for total proved reserves on pages 155-164 and proved undeveloped reserves on pages 164-165. However, the Company acknowledges the Staff’s comment and respectfully proposes that in future annual reports on Form 10-K, we will expand our disclosure to quantify individual factors, to the extent material to an understanding of changes in proved undeveloped reserves, if two or more unrelated factors are impacting a change in net quantities as illustrated in the disclosure below.

The 208 million BOE downward revisions consist of 227 million BOE mainly related to changes in development timing for specific well locations from the unconventional plays primarily in our Lower 48 segment partially offset by positive revisions of 19 million BOE primarily related to higher prices in Lower 48 as well as Alaska, Europe and APME.

With respect to discussion of changes in net quantities of total proved reserves for each annual period presented, we have provided the disclosures required by FASB ASC 932-235-50-5. If in the future we have two or more unrelated factors impacting a change in net quantities, to the extent material to an understanding of changes in net quantities, we will expand our disclosure to quantify those factors in future filings.

U.S. Securities and Exchange Commission

May 23, 2019

5.

Your disclosure indicates that you transferred a material amount of proved undeveloped reserves to developed reserves during the year. Expand your disclosure to include a discussion of the progress made during the year to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

Response:

Item 1203(c) of Regulation S-K requires discussion of investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.

With regard to development of proved undeveloped reserves during the year, we disclosed our costs incurred of $4.6 billion relating to the development of proved undeveloped reserves during 2018. Additionally, throughout the Business and Properties and Management’s Discussion and Analysis of Result of Operations sections of our 2018 Form 10-K, we discuss progress made on development of assets during 2018 for the company overall as well as by geographic area. For example, we describe development progress related to our Lower 48 unconventionals—Eagle Ford, Bakken and Delaware, development programs in Europe and Alaska, and rampup of major projects in Asia Pacific. This represents the development of proved undeveloped reserves during 2018.

Given the totality of these disclosures, we believe we have complied with the requirements of Item 1203(c) of Regulation S-K. However, in future filings, beginning with our 2019 Form 10-K, we will include expanded discussion of development progress impacting the conversion of proved undeveloped reserves to proved developed reserves within our supplemental oil and gas related disclosures.

Acreage at December 31, 2018, page 173

6.	Expand your disclosures to provide the expiration dates relating to material concentrations of your undeveloped acreage. Refer to Item 1208(b) of Regulation S-K.

Response:

We considered the requirements under Item 1208(b) of Regulation S-K in preparing our disclosures related to acreage on page 173 of our 2018 Form 10-K. Our acreage is spread across our geographic areas and is subject to multiple licenses and concessions, which are often renewable, with varying expiration terms. For example, our undeveloped acreage potentially subject to leasehold expiration over the next three years is approximately 1.3 million net acres, representing less than 6 percent of our total net undeveloped acreage held as of December 31, 2018, and with an estimated carrying value of less than 1 percent of our total assets (approximately $70 billion at December 31, 2018). The 1.3 million net acres subject to potential expiration are spread across each of our seven disclosed geographic areas, with no one geographic area holding a material concentration with respect to these acres.

U.S. Securities and Exchange Commission

May 23, 2019

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities, page 176

7.

Expand your disclosure to explain the circumstances supporting the disclosure of negative undiscounted future net cash flows for Alaska and Canada in the presentation of the standardized measure of discounted future net cash flows for the fiscal year ending December 31, 2016. Refer to the disclosure requirements under FASB ASC 932-235-50-36 and the definition for proved reserves under Rule 4-10(a)(22) of Regulation S-X, respectively.

Response:

Undiscounted future net cash flows related to the proved oil and gas reserves disclosed for Alaska and Canada for the year ending December 31, 2016, are negative due to the inclusion of asset retirement costs and certain indirect costs in the calculation of the standardized measure of discounted future net cash flows. These costs are not required to be included in the economic limit test for proved developed reserves as defined in Rule 4-10(a)(10) and 4-10(a)(20) of Regulation S-X.

Our estimates for Alaska and Canada meet the requirements for proved oil and gas reserves as defined under Rule 4-10(a)(22) of Regulation S-X because these reserves can be estimated with reasonable certainty to be economically producible. We acknowledge the Staff’s comment and to the extent we present negative undiscounted future net cash flows in the standardized measure of discounted future net cash flows in the future, we will expand our disclosure to explain the circumstances supporting those negative amounts.

8.

If the proved reserves disclosed in your filing include material amounts of natural gas consumed in operations, expand your disclosure to explain how these reserves were accounted for in the calculation of the standardized measure of discounted future net cash flows. Refer to FASB ASC 932-235-36.

Response:

Natural gas quantities consumed in our operations are not sold, therefore we exclude reserves associated with these amounts from our calculation of the standardized measure of discounted future net cash flows. Prospectively, we will clarify this in the disclosure proposed in conjunction with the Staff’s comment 3 above.

U.S. Securities and Exchange Commission

May 23, 2019

Index to Exhibits

Exhibit Number 99, page 199

9.

The report prepared by the third party petroleum engineering firm does not appear to address all of the requirements pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file revised reserves reports to address the following points.

•	The reserves report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (Item 1202(a)(8)(i)).

•	The reserves report should include the date on which the report was completed (Item 1202(a)(8)(ii)).

•	The reserves report should include statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

Response:

Item 1202(a)(8) of Regulation S-K stipulates that if a third party’s report relates to the preparation of or a reserves audit of, the registrant’s reserves estimates, then the report must include disclosures as listed in the Staff’s comment above. As described in our response to the Staff’s comment 1 above, D&M does not prepare nor conduct an audit of our reserves. Therefore, we believe D&M’s report, as filed, complies with the requirements pursuant to Item 1202(a)(8) of Regulation S-K.

U.S. Securities and Exchange Commission

May 23, 2019

An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours,

CONOCOPHILLIPS

/s/ Don E. Wallette, Jr.
Don E. Wallette, Jr.
Executive Vice President and
Chief Financial Officer

cc:	Mr. John V. Faraci

Chairman of the Audit and

Finance Committee

Mr. Ryan M. Lance

Chairman of the Board of Directors and

Chief Executive Officer

Ms. Kelly Rose

Senior Vice President, Legal,

General Counsel and Corporate Secretary

Ms. Catherine A. Brooks

Vice President and Controller

Mr. Dale Nijoka

Ernst & Young LLP